SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Schedule 13E-3/A
                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                             NEVADA CHEMICALS, INC.
                                formerly known as
                    MINING SERVICES INTERNATIONAL CORPORATION
                                (Name of Issuer)

                             Nevada Chemicals, Inc.
                               formerly known as
                    Mining Services International Corporation
                        Union Espanola de Explosivos S.A.
              Union Espanola de Explosivos-MSI International, S.A.
     Mining Services International, Inc. (successor to UMSI Acquisition Co.)
                                   John T. Day
                                  Duane W. Moss
                                David P. Reddick
                               Richard M. Clayton
                                Douglas W. Later
                                 Wade L. Newman
                                 John P. O'Brien
                                Mitchell W. Green

                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title and Class of Securities)
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------------------------------------------------------- -----------------------------------------------------

                     John T. Day                                             Copies to:
                      President                                         Keith L. Pope, Esq.
                Nevada Chemicals, Inc.                           Parr Waddoups Brown Gee & Loveless
               8805 South Sandy Parkway                          185 South State Street, Suite 1300
                  Sandy, Utah 84070                                  Salt Lake City, Utah 84111
                    (801) 233-6000                                         (801) 532-7840

                         and                                                    and

                  Carlos Gastanaduy                                  Richard J. Grossman, Esq.
          Union Espanola de Explosivos S.A.                      Skadden Arps Slate Meagher & Flom
  Av. Del Partenon, 16-5a Pl., Campo de las Naciones                     Four Times Square
                 Madrid, Spain 28042                                  New York, New York 10036
                   34-91-722-0100                                          (212) 735-3000
------------------------------------------------------- -----------------------------------------------------
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

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

       This statement is filed in connection with (check appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss.240.14a-1 through 240.14b-2), Regulation 14C (ss. ss. 240.14.c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b. |_| The filing of a registration statement under the Securities Act of 1933.
c.       |_| A tender offer.
d. |X| None of the above. Check the following box if the soliciting materials or information statement referred to in checking box.
         (a) are preliminary copies: |_|.

         Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction valuation(1)                           Amount of filing fee
           $20,610,000                                          $4,122
--------------------------------------------------------------------------------
(1)      For purposes of calculating this filing fee only.

         |_| Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

     Amount Previously Paid: None
     Form or Registration No.: Not Applicable
     Filing Party: Not Applicable
     Date filed: Not Applicable

                                  INTRODUCTION

         This Transaction Statement on Schedule 13E-3/A (this "Transaction
Statement") is being filed by the following: Nevada Chemicals, Inc., a Utah corporation, formerly known as Mining Services International Corporation, ("MSI"), Union Espanola de Explosivos S.A., a Spanish S.A. ("UEE Parent"), Union
Espanola de Explosivos-MSI International, S.A., a Spanish S.A. ("UEE-MSI"),
Mining Services International, Inc., a Delaware corporation, successor to UMSI
Acquisition Co., a Delaware corporation ("MSI-Delaware," and collectively with UEE Parent and UEE-MSI, "UEE"), and the following individuals: John T. Day, and the following former officers of MSI or certain of its subsidiaries: Duane W.
Moss, David P. Reddick, Richard M. Clayton, Douglas W. Later, Wade L. Newman,
John P. O'Brien and Mitchell W. Green.

         This Transaction Statement is being filed to report the closing of the reported transaction and to include additional exhibits, and relates to an Asset
Purchase Agreement, dated November 30, 2000, as amended, (the "Asset Purchase
Agreement"), by and among UEE Parent, UEE-MSI, MSI Delaware and MSI, pursuant to which MSI sold substantially all of the assets, subsidiaries and certain joint venture interests of its explosives manufacturing, services and supply business
(the "Explosives Business") to UEE. The sale of the Explosives Business to UEE closed on November 15, 2001.

         On November 8, 2001, the shareholders of MSI approved the sale of assets to UEE and the change of its name to Nevada Chemicals, Inc. A copy of the definitive proxy statement (the "Proxy Statement") related to these proposals was filed with a previous Schedule 13E-3/A that was filed on October 9, 2001.
A copy of Amendment No. 5 to the Asset Purchase Agreement and a press release announcing the closing of the transaction with UEE are attached hereto as exhibits.

Item 16.   Exhibits.
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----------------------------------------- ---------------------------------------- -----------------------------------

               (a)(5)(i)                    Definitive Proxy Statement, filed      Filed as Exhibit (a)(5)(i) to the
                                             with the Securities and Exchange      Schedule 13E-3/A filed on October
                                              Commission on October 9, 2001,                    9, 2001
                                           including all exhibits and appendices
                                                          thereto
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(ii)                     Asset Purchase Agreement, dated
                                           November 30, 2000, by and among Union     Filed as Exhibit (a)(5)(ii) to
                                            Espanola de Explosivos S.A., Union         Schedule 13E-3/A filed on
                                                Espanola de Explosivos-MSI                 September 17, 2001
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(A)                    Exhibit A to the Asset Purchase       Filed as Exhibit (a)(5)(ii)(A) to
                                            Agreement (Nevada Chemicals Note),       the Schedule 13E-3/A filed on
                                           dated April 14, 2000, by and between             October 9, 2001
                                             Nevada Chemicals, Inc. and Mining
                                            Services International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(B)                    Exhibit B to the Asset Purchase       Filed as Exhibit (a)(5)(ii)(B) to
                                           Agreement (Purchase Price Allocation)     the Schedule 13E-3/A filed on
                                                  dated November 30, 2000                   October 9, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
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
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----------------------------------------- ---------------------------------------- -----------------------------------
             (a)(5)(ii)(C)                    Exhibit C to the Asset Purchase       Filed as Exhibit (a)(5)(ii)(C) to
                                               Agreement (Seller's Purchased         the Schedule 13E-3/A filed on
                                             Subsidiaries) dated November 2000              October 9, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(iii)                 Amendment to Asset Purchase Agreement,
                                           dated February 22, 2001, by and among    Filed as Exhibit (a)(5)(iii) to
                                            Union Espanola de Explosivos S.A.,         Schedule 13E-3/A filed on
                                             Union Espanola de Explosivos-MSI              September 17, 2001
                                           International, S.A., UMSI Acquisition
                                          Co., and Mining Services International
                                                        Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(iv)                    Amendment No.2 to Asset Purchase
                                           Agreement, dated May 11, 2001, by and     Filed as Exhibit (a)(5)(iv) to
                                            among Union Espanola de Explosivos         Schedule 13E-3/A filed on
                                          S.A., Union Espanola de Explosivos-MSI           September 17, 2001
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(v)                     Amendment No.3 to Asset Purchase
                                            Agreement, dated August 1, 2001, by      Filed as Exhibit (a)(5)(v) to
                                          and among Union Espanola de Explosivos       Schedule 13E-3/A filed on
                                          S.A., Union Espanola de Explosivos-MSI           September 17, 2001
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(vi)                    Amendment No.4 to Asset Purchase        Filed as Exhibit (a)(5)(vi) to
                                           Agreement, dated October 5, 2001, by      the Schedule 13E-3/A filed on
                                          and among Union Espanola de Explosivos            October 9, 2001
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., and Mining Services
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(vii)                    Amendment No.5 to Asset Purchase          Filed herewith as Exhibit
                                          Agreement, dated November 15, 2001, by              (a)(5)(vii)
                                          and among Union Espanola de Explosivos
                                          S.A., Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                           Acquisition Co., Nevada Chemicals,
                                             Inc., formerly known as Mining
                                            Services International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
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----------------------------------------- ---------------------------------------- -----------------------------------
              (a)(5)(viii)                 Cooperation Agreement, dated May 10,      Filed as Exhibit (a)(5)(vi) to
                                           2001, by and among Union Espanola de        Schedule 13E-3/A filed on
                                            Explosivos S.A. and Mining Services            September 17, 2001
                                                 International Corporation
----------------------------------------- ---------------------------------------- -----------------------------------
               (a)(5)(ix)                 Press Release, dated November 16, 2001       Filed herewith as Exhibit
                                                                                               (a)(5)(ix)
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(1)                      Fairness Opinion of Christenberry         Filed as Exhibit (c)(1) to
                                           Collet & Co., dated November 29, 2000       Schedule 13E-3/A filed on
                                                                                           September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(2)                     Report and presentation prepared by
                                           Christenberry Collet & Co. delivered        Filed as Exhibit (c)(2) to
                                             to Mining Services International          Schedule 13E-3/A filed on
                                            Corporation in connection with its             September 17, 2001
                                                     Fairness Opinion
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(3)                         Updated Fairness Opinion of            Filed as Exhibit (c)(3) to
                                           Christenberry Collet & Co., dated May       Schedule 13E-3/A filed on
                                                         18, 2001                          September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(4)                      Report prepared by Christenberry
                                             Collet & Co. delivered to Mining          Filed as Exhibit (c)(4) to
                                           Services International Corporation in       Schedule 13E-3/A filed on
                                           connection with its Updated Fairness            September 17, 2001
                                                          Opinion
----------------------------------------- ---------------------------------------- -----------------------------------
                 (c)(5)                     Summary of Discussions with Norman         Filed as Exhibit (c)(5) to
                                                   Loebbeke & Associates               Schedule 13E-3/A filed on
                                                                                           September 17, 2001
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(1)                     Voting Agreement, dated August 27,       Filed as Exhibit (d)(1) to the
                                          1997, attached hereto as Exhibit (d)(1)        initial Schedule 13E-3
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(2)                     Settlement Agreement, dated June 9,      Filed as Exhibit (d)(2) to the
                                             2000, attached hereto as Exhibit            initial Schedule 13E-3
                                                          (d)(2)
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(3)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(3) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and BLA Irrevocable
                                                     Investment Trust
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(4)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(4) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and E. Bryan Bagley
----------------------------------------- ---------------------------------------- -----------------------------------
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
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----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(5)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(5) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                              Acquisition Co. and John T. Day
----------------------------------------- ---------------------------------------- -----------------------------------
                 (d)(6)                     Stockholder Agreement, dated as of       Filed as Exhibit (d)(6) to the
                                             November 30, 2000, by and between           initial Schedule 13E-3
                                            Union Espanola de Explosivos S.A.,
                                             Union Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and Nathan L. Wade
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(7)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(7) to the
                                         November 30, 2000, by and between Union         initial Schedule 13E-3
                                            Espanola de Explosivos S.A., Union
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and L&J Udy Family
                                                   Limited Partnership
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(8)                      Stockholder Agreement, dated as of       Filed as Exhibit (d)(8) to the
                                         November 30, 2000, by and between Union         initial Schedule 13E-3
                                            Espanola de Explosivos S.A., Union
                                                Espanola de Explosivos-MSI
                                           International, S.A., Mining Services
                                          International, Inc., successor to UMSI
                                            Acquisition Co. and J&L Udy Family
                                                   Limited Partnership
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(9)                   Manager Letter, dated December 5, 2000,     Filed as Exhibit (d)(9) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and David P.
                                                         Reddick
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(10)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(10) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Douglas
                                                         W. Later
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(11)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(11) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Duane W.
                                                           Moss
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(12)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(12) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Mitchell
                                                         W. Green
---------------------------------------- ----------------------------------------- -----------------------------------
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----------------------------------------- ---------------------------------------- -----------------------------------
                (d)(13)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(13) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Richard
                                                        M. Clayton
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(14)                  Manager Letter, dated December 5, 2000,    Filed as Exhibit (d)(14) to the
                                              by and between Mining Services             initial Schedule 13E-3
                                          International Corporation and Wade L.
                                                          Newman
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(15)                    Letter Agreement, dated December 7,      Filed as Exhibit (d)(15) to the
                                           2000, by and between Mining Services          initial Schedule 13E-3
                                            International Corporation, O'Brien
                                          Design Associates, John P. O'Brien and
                                                    Martha M. O'Brien
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(16)                      Form of proposed Mining Services
                                          International Corp. Managers' Deferred      Filed as Exhibit (d)(16) to
                                          Compensation Plan, dated as of January       Schedule 13E-3/A filed on
                                                         1, 2001                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(17)                   UEE-MSI Stockholders Rights Agreement       Filed as Exhibit (d)(17) to
                                                                                       Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
              (d)(17)(i)                    Amendment to UEE-MSI Stockholders        Filed as Exhibit (d)(17)(i) to
                                                     Rights Agreement                  Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(18)                   Employee Agreement, dated December 5,
                                               2000 between Mining Services           Filed as Exhibit (d)(18) to
                                            International, Inc and Richard M.          Schedule 13E-3/A filed on
                                                         Clayton                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(19)                   Employee Agreement, dated December 5,
                                               2000 between Mining Services           Filed as Exhibit (d)(19) to
                                         International, Inc and David P. Reddick       Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(20)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(20) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                           International, Inc and John O'Brien             September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(21)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(21) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                            International, Inc and Wade Newman             September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(22)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(22) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                           International, Inc and Duane W. Moss            September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                (d)(23)                   Employee Agreement, dated December 5,
                                               2000 between Mining Services           Filed as Exhibit (d)(23) to
                                         International, Inc and Douglas W. Later       Schedule 13E-3/A filed on
                                                                                           September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
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----------------------------------------- ---------------------------------------- -----------------------------------
                (d)(24)                   Employee Agreement, dated December 5,       Filed as Exhibit (d)(24) to
                                               2000 between Mining Services            Schedule 13E-3/A filed on
                                          International, Inc and Mitchell Green            September 17, 2001
---------------------------------------- ----------------------------------------- -----------------------------------
                  (f)                    Statement regarding Dissenters' Rights,      Filed as Exhibit (f) to the
                                                     attached hereto                     initial Schedule 13E-3
---------------------------------------- ----------------------------------------- -----------------------------------

         After due inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

                                             Nevada Chemicals, Inc.,
                                             a Utah corporation

                                                /s/John T. Day
                                             -----------------------------------
                                             Name: John T. Day
                                             Title: President, Chief Executive
                                             Officer and Director
                                             Date: November 21, 2001


                                             Union Espanola de Explosivos S.A.,
                                             a Spanish S.A


                                                /s/Jose F. Sanchez-Junco
                                             -----------------------------------
                                             Name: Jose F. Sanchez-Junco
                                             Title: Chairman and Chief Executive
                                             Officer
                                             Date: November 26, 2001


                                             Union Espanola de Explosivos-
                                             MSI International, S.A,
                                             a Spanish S.A.

                                                /s/Jose F. Sanchez-Junco
                                             -----------------------------------
                                             Name: Jose F. Sanchez-Junco
                                             Title: Chairman
                                             Date: November 26, 2001


                                             Mining Services International, Inc.
                                             a Delaware corporation, and
                                             successor to UMSI Acquisition Co.,
                                             a Delaware corporation

                                                /s/Jose F. Sanchez-Junco
                                             -----------------------------------
                                             Name: Jose F. Sanchez-Junco
                                             Title: President
                                             Date: November 26, 2001

                                             John T. Day,
                                             an individual

                                                /s/John T. Day
                                             -----------------------------------
                                             Date: November 21, 2001


                                             Duane W. Moss,
                                             an individual

                                                /s/Duane W. Moss
                                             -----------------------------------
                                             Date: November 28, 2001


                                             David P. Reddick,
                                             an individual

                                                /s/David P. Reddick
                                             -----------------------------------
                                             Date: November 27, 2001


                                             Richard M. Clayton,
                                             an individual

                                                /s/Richard M. Clayton
                                             -----------------------------------
                                             Date: November 26, 2001


                                             Douglas W. Later,
                                             an individual

                                                /s/Douglas W. Later
                                             -----------------------------------
                                             Date: November 26, 2001


                                             Wade L. Newman,
                                             an individual

                                                /s/Wade L. Newman
                                             -----------------------------------
                                             Date: November 27, 2001


                                             John P. O'Brien,
                                             an individual

                                                /s/John P. O'Brien
                                             -----------------------------------
                                             Date: November 27, 2001

                                             Mitchell W. Green,
                                             an individual

                                                /s/Mitchell W. Green
                                             -----------------------------------
                                             Date: November 27, 2001

Exhibit (a)(5)(vii)

                   Amendment No. 5 to Asset Purchase Agreement


         AMENDMENT NO. 5, dated as of November 15, 2001 (this "Amendment"), to the Asset Purchase Agreement, dated as of November 30, 2000, as amended (the "Purchase Agreement"), by and among Union Espanola de Explosivos S.A. ("Parent"), a Spanish S.A., Union Espanola de Explosivos-MSI International, S.A., a Spanish S.A. ("Purchaser"), Mining Services International, Inc., a Delaware corporation and successor to UMSI Acquisition Co., a Delaware corporation ("Purchaser's Subsidiary"), and Nevada Chemicals, Inc., a Utah corporation, formerly known as Mining Services International Corporation ("Seller," and together with Parent, Purchaser and Purchaser's Subsidiary, the "Parties"). Capitalized terms not otherwise defined herein have the respective meanings set forth in the Purchase Agreement.

                              W I T N E S S E T H :
                              ---------------------

         WHEREAS, the Parties desire to exercise their right pursuant to Section
10.2 of the Purchase Agreement to amend the Purchase Agreement as set forth below;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1. Addition to Section 1.1 of the Purchase Agreement. Section 1.1 of the Purchase Agreement is hereby amended by adding the following new definition:

              "ODA LLC" shall mean O'Brien Design Associates, L.L.C., a Delaware limited liability company, into which O'Brien Design Associates, Inc. was merged, effective as of November 13, 2001.

2. Amendment to Section 1.1 of the Purchase Agreement. Section 1.1 of the Purchase Agreement is hereby amended by amending and restating the definition of "Seller's Foreign Subsidiaries" contained therein to read as follows:

              "Seller's Foreign Subsidiaries" shall mean the Business Subsidiaries of Seller which have operations that are primarily based outside of the United States and listed on Schedule 1.1 hereto. Such list shall not include West Africa Chemicals Limited or Turon-MSI, Ltd.

3. Amendment to Section 1.1 of the Purchase Agreement. Section 1.1 of the Purchase Agreement is hereby amended by amending and restating the definition of "Seller's Purchased Subsidiaries" contained therein to read as follows:

              "Seller's Purchased Subsidiaries" shall mean Seller's Foreign Subsidiaries, ODA, LLC, MSI Russia, LLC and Tennessee Blasting Services, LLC, or individually "Seller's Purchased Subsidiary."

4. Amendment to Section 1.1 of the Purchase Agreement. Section 1.1 of the Purchase Agreement is hereby amended by amending and restating the definition of "Subsidiary," or in the plural, "Subsidiaries," " contained therein to read as follows;

              "Subsidiary," or in the plural, "Subsidiaries," shall mean, with respect to any Person, any corporation, limited liability company or other organization, whether incorporated or unincorporated, of which (a) 50% or more of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such party does not have 50% or more of the voting interest in such partnership).

5. Amendment to Section 2.1(a) of the Purchase Agreement. The first clause of Section 2.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

              On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser's Subsidiary or another Subsidiary of Purchaser, as Parent may elect at its sole discretion, and Purchaser's Subsidiary or such other Subsidiary of Purchaser as Parent may elect at its sole discretion, shall purchase, acquire and accept from Seller, free and clear of any Encumbrances, all of Seller's right, title and interest in and to the tangible assets, properties and rights of the Domestic Business and all of the tangible assets and certain intangible rights of Seller used in the operations of the Domestic Business as those assets exist on Closing, other than the Retained Assets, as that term is defined in Section 2.2, (collectively, the "Tangible Assets"), including, without limitation, the following:

6. Addition of New Section 2.1(a)(xxiv). The Purchase Agreement hereby is amended by adding the following new Section 2.1(a)(xxiv):

              "(xxiv) all of Seller's membership interests in ODA LLC and MSI Russia, LLC."

7. Amendment to Section 2.1(a). The word "and" at the end of Section 2.1(a)(xxii) is deleted and the period at the end of Section 2.1(a)(xxiii) is replaced with ";and". The number "(xxiii)" appearing in the last sentence of Section 2.1 (a) of the Purchase Agreement hereby is replaced with the number "(xxiv)."

8. Amendment to Section 2.1(c) of the Purchase Agreement. Subsection (c) of Section 2.1 is hereby amended and restated in its entirety to read as follows:

              (c) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Parent or an Affiliate of Parent, and Parent or an Affiliate of Parent shall purchase, acquire and accept from Seller, free and clear of any Encumbrances except for Encumbrances created by the licensing of Intellectual Property to Seller's Foreign Subsidiaries, all of Seller's right, title and interest in and to the Intellectual Property of the Domestic Business, including all the intangible assets, properties and rights of the Domestic Business wherever located, and all of the intangible assets of Seller used in the operations of the Domestic Business, wherever located, as those assets exist on Closing, other than the Retained Assets, as that term is defined in Section
              2.2 (collectively, the "Intangible Assets" and, together with the "Tangible Assets," the "Assets"). To the extent any Intangible Assets are owned, managed or leased by any Subsidiary of Seller other than Tennessee Blasting Services, LLC, MSI Russia, LLC or ODA LLC, (i) such items are included within the term "Intangible Assets," (ii) such Subsidiary is deemed to be included within the term "Seller" and (iii) Seller shall cause each such Subsidiary, at the Closing, to convey such Assets to Parent or an Affiliate of Parent, or to Seller for conveyance to Parent or an Affiliate of Parent, in accordance with the provisions hereof.

9. Addition of New Section 2.2(a)(xi). The Purchase Agreement hereby is amended by adding the following new Section 2.2(a)(xi):

              (xi) any membership or joint venture interest in Turon-MSI, Ltd.

10. Amendment to Section 2.3(a)(iv) of the Purchase Agreement. Section 2.3(a)(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

              the first $525,000 (five hundred and twenty five thousand dollars) in Liabilities arising from the deferred compensation to be paid to certain executives of Seller as listed on Section 2.3(a)(iv) of the Disclosure Schedule;

11. Amendment to Section 2.5 of the Purchase Agreement. Section 2.5 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

              The Purchase Price. On the basis of the June 30, 2000 pro forma balance sheet reviewed by Arthur Andersen and attached hereto as
              Section 2.5 of the Disclosure Schedule (the "June 30, 2000 Balance Sheet"), subject to the terms and conditions of this Agreement and the adjustments provided for in Sections 2.6 and 2.7 hereof, in consideration of the aforesaid assumption of the Liabilities and the sale, conveyance, assignment, transfer and delivery: (x) to Purchaser's Subsidiary or another Subsidiary of Purchaser, as Parent may elect at its sole discretion pursuant to Section 2.1(a) hereof, of the Tangible Assets of the Domestic Business, (y) to Parent or an Affiliate of Parent of the Intangible Assets of the Domestic Business and (z) to Parent or Purchaser of all of Seller's shares or interests in Seller's Foreign Subsidiaries, at the Closing Purchaser shall (i) pay to Seller an amount of cash equal to six million three hundred and fifty thousand dollars ($6,350,000), (such amount, as adjusted, is referred to herein as the "Purchase Price"). The parties are simultaneously entering into an Escrow Agreement in the form of Exhibit E hereto (the "Escrow Agreement") pursuant to which Seller will deliver by wire transfer in immediately available funds $US 575,208 (the "Initial Escrow Amount") to an interest bearing account designated by Purchaser's Subsidiary (the "Escrow Account"). Purchaser's Subsidiary shall hold and disburse the Initial Escrow Amount in, and Seller shall make any additional deposits required, in accordance with the terms of the Escrow Agreement.

12.      Amendment to Section 6.2(c) of the Purchase Agreement. Subsection 6.2
         (c) is hereby amended by adding the following sentence to the end of the provision:

              Parent, Purchaser, and Purchaser's Subsidiary further agree to cooperate with and make available to Seller, at Seller's expense, such documents, books records or information received or arising after the Closing as Seller may reasonably require in order to make the necessary filings and seek the collection of any Retained Asset as described in Section 2.2.

13. Amendment to Section 7.1 of the Purchase Agreement. Section 7.1 of the Purchase Agreement hereby is amended to add the following new Section 7.1(d):

              Management Agreement. The Parties shall have entered into a management agreement with respect to Turon-MSI, Ltd. substantially in the form attached hereto as Exhibit D.

14. Amendment to Section 7.2(l) of the Purchase Agreement. The second instance of the letter "(l)" appearing in Section 7.2, which appears at the beginning of the last clause of Section 7.2 of the Purchase Agreement, hereby is replaced with the letter "(m)."

15. Amendment to Article IX of the Purchase Agreement. Article IX of the Purchase Agreement hereby is amended to add the following new Section 9.9:

              Section 9.9 Indemnification with respect to ODA LLC. Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Persons from and against and in respect of any Purchaser Losses arising from the purchase of Seller's membership interest in ODA LLC, which Purchaser Loss does not arise out of a matter included in the Seller's Disclosure Schedules or which would not have been an Assumed Liability had Purchaser's Subsidiary acquired the assets and liabilities of O'Brien Design Associates, Inc. as contemplated prior to the execution of this Amendment instead of acquiring Seller's membership interest in ODA LLC.

16. Amendment to Article IX of the Purchase Agreement. Article IX of the Purchase Agreement hereby is amended to add the following new Section 9.10:

              Section 9.10. Indemnification with respect to MSI Russia, LLC. Seller shall indemnify, defend and hold harmless the Purchaser Indemnified Persons from and against and in respect of any Purchaser Losses arising from the purchase of Seller's membership interest in MSI Russia LLC, which Purchaser Loss does not arise out of a matter included in the Seller's Disclosure Schedules or which would not have been an Assumed Liability had Purchaser acquired Seller's interest in Eastern Mining Services as contemplated prior to the execution of this Amendment instead of acquiring Seller's membership interest in MSI Russia LLC.

17. Amendment to Disclosure Schedule 2.3(a)(iv). Disclosure Schedule 2.3(a)(iv) to the Purchase Agreement hereby is amended and restated to read in its entirety as set forth in Disclosure Schedule 2.3(a)(iv) hereto.

18. Amendment to Disclosure Schedule 1.1. Disclosure Schedule 1.1 to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth in Disclosure Schedule 1.1 hereto.

19. Amendment to Disclosure Schedule 4.4.Disclosure Schedule 4.4 to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth in Disclosure Schedule 4.4 hereto.

20. Amendment to Exhibit A. Exhibit A to the Purchase Agreement hereby is amended and restated to read in its entirety to read as set forth in A hereto.

21. Amendment to Exhibit B. Exhibit B to the Purchase Agreement hereby is amended and restated to read in its entirety to read as set forth in B hereto.

22. Amendment to Exhibit C. Exhibit C to the Purchase Agreement is hereby amended and restated in its entirety to read as set forth in Exhibit C hereto.

23.      Miscellaneous.

         (a) Ratification of Purchase Agreement. Except as specifically provided in this Amendment and without waiving any rights of the Parties thereunder, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Purchase Agreement.

         (b) Effect on Purchase Agreement. The amendments to the Purchase Agreement contemplated by this Amendment are limited precisely as written and shall not be deemed to be an amendment to any other terms or conditions of the Purchase Agreement. The Purchase Agreement shall continue in full force and effect as amended by this Amendment. From and after the date hereof, all references to the Purchase Agreement shall be deemed to mean the Purchase Agreement as amended by this Amendment.

         (c) Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED UNDER THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF.

         (d) Headings. The section headings in this Amendment are intended solely for convenience and shall be given no effect in the construction and interpretation hereof.

         (e) Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, Parent, Purchaser, Purchaser's Subsidiary and Seller have executed this Amendment No. 5 to the Purchase Agreement or caused this Amendment No. 5 to the Purchase Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.


                                             UNION ESPANOLA DE EXPLOSIVOS S.A.




                                             By /s/ Jose F. Sanchez-Junco
                                             Name:   Jose F. Sanchez-Junco
                                             Title:    Chairman and CEO


                                             MINING SERVICES INTERNATIONAL, INC.


                                             By /s/ Jose F. Sanchez-Junco
                                             Name:   Jose F. Sanchez-Junco
                                             Title:    President


                                             UNION ESPANOLA DE EXPLOSIVOS-MSI
                                             INTERNATIONAL, S.A.


                                             By /s/ Jose F. Sanchez-Junco
                                             Name:   Jose F. Sanchez-Junco
                                             Title:    Chairman


                                             NEVADA CHEMICALS, INC.,


                                             By /s/ John T. Day
                                             Name:   John T. Day
                                             Title:    President

                                  Schedule 1.1
                                  ------------

              Seller's Foreign Subsidiaries Being Acquired Directly

         Central Asia Chemicals, Ltd., a Cayman Islands limited liability company, 100% owned by Mining Services International Corporation (sometimes referred to throughout these Disclosure Schedules as "Seller" or "MSI").

         MSI Chemicals, Ltd., a Cayman Islands limited liability company, 100% owned by Seller.

         MSI International Holding Company, Ltd., a Cayman Islands limited liability company, 100% owned by Seller.

         Cayman Mining Services, Ltd. ("CMS"), a Cayman Islands limited liability company, 50% owned by Seller.



             Seller's Foreign Subsidiaries Being Acquired Indirectly

         Servicios y Suministros Mineros de Colombia, Ltd., a Colombian limited liability company, 99.999% owned by CMS.

         Mining Capital Resources, Ltd., a Cayman Islands limited liability company, 100% owned by CMS.

         Eastern Mining Services, Ltd. A Russian limited liability company, 50% owned by MSI Russia.



                         Seller's Domestic Subsidiaries

         MSI Russia, LLC ("MSI Russia"), a Nevada limited liability company, 100% owned by Seller.

         Tennessee Blasting Services LLC, a Utah limited liability company, 100% owned by Seller.

         O'Brien Design Associates, L.L.C., a Delaware limited liability company, 100% owned by Seller.

                               Schedule 2.3(a)(iv)
                               -------------------

           Transferred Deferred Compensation Obligations to Executives


                    Employee                         Deferred Compensation
                    --------                         ---------------------

                    Duane W. Moss                              $115,000
                    David P. Reddick                           $115,000
                    Richard M. Clayton                         $ 85,000
                    Douglas W. Later                           $ 75,000
                    Wade Newman                                $ 35,000
                    John O'Brien                               $ 50,000
                    Mitchell Green                             $ 50,000
                                                               --------
                    Total                                      $525,000
                                                               ========

                                  Schedule 4.4

                           Subsidiaries and Affiliates

-------------------------- -------------------------------- ----------------- ------------------------
          Name                    Jurisdiction of             Authorized/        Jurisdiction Where
                              Incorporation/Organization      Outstanding      Qualified for Business
                                                                Shares
                                                              of Capital
-------------------------- -------------------------------- ----------------- ------------------------
GM Explosives Supply,                   Maine                  3000/1000      Maine, New Hampshire,
Inc.                                                                          Vermont,
                                                                              Massachusetts,
                                                                              Connecticut, New York
-------------------------- -------------------------------- ----------------- ------------------------
O'Brien Design                        Delaware               MSI owns 100%    Delaware
Associates, L.L.C.
-------------------------- -------------------------------- ----------------- ------------------------
Tennessee Blasting                      Utah                 MSI owns 100%    Utah, Tennessee,
Services, LLC                                                                 Indiana, Georgia,
                                                                              North and South
                                                                              Carolina and Kentucky
-------------------------- -------------------------------- ----------------- ------------------------
MSI Chemicals                      Cayman Islands               50,000/2                 *
Limited
-------------------------- -------------------------------- ----------------- ------------------------

-------------------------- -------------------------------- ----------------- ------------------------
MSI Russia, LLC                        Nevada                MSI owns 100%            *Nevada
-------------------------- -------------------------------- ----------------- ------------------------
MSI International                  Cayman Islands           50,000 / 50,000              *
Holding Company Ltd.
-------------------------- -------------------------------- ----------------- ------------------------
Turon/MSI Ltd.                       Uzbekistan               MSI owns 51%          Uzbekistan*
-------------------------- -------------------------------- ----------------- ------------------------
Central Asia                       Cayman Islands              50,000 / 2     Sells and sources
Chemical Limited                                                              supplies for import
                                                                              for the operations in
                                                                              Uzbekistan by way of
                                                                              registered contracts*
-------------------------- -------------------------------- ----------------- ------------------------
Cayman Mining                      Cayman Islands           50,000 / 20,000              *
Service Limited
-------------------------- -------------------------------- ----------------- ------------------------

-------------------------- -------------------------------- ----------------- ------------------------
Suministros y Servicios                                        100,000 /
Mineros de Colombia Ltda.                                       100,000
                                      Colombia                                       Colombia*
                                                            CMS owns 99.99%
-------------------------- -------------------------------- ----------------- ------------------------
Eastern Mining                         Russia               MSI Russia owns           Russia*
Services Limited                                                  50%
-------------------------- -------------------------------- ----------------- ------------------------
Mining Capital                     Cayman Islands           50,000 / 50,000              *
Resources Ltd.                                               Cayman Mining
                                                             Services, Ltd.
                                                               owns 100%
-------------------------- -------------------------------- ----------------- ------------------------

         * Foreign subsidiaries exist in jurisdictions where listed and are not qualified to do business under any other country's laws to the knowledge of Seller, except as specifically stated on this table, and Seller makes no representation regarding any foreign subsidiary outside their jurisdiction of incorporation.

                                    EXHIBIT C

                  Ownership Interest in Purchased Subsidiaries
                    (whether acquired directly or indirectly)

-------------------------------------- ----------------------- ---------------------------------------
Tennessee Blasting                              Utah           MSI - 100%
Services, LLC
-------------------------------------- ----------------------- ---------------------------------------
MSI Chemicals Limited                      Cayman Islands      MSI - 2 shares or 100%
-------------------------------------- ----------------------- ---------------------------------------
MSI Russia, LLC                                Nevada          MSI - 100% ownership interest
-------------------------------------- ----------------------- ---------------------------------------
MSI International Holding Company          Cayman Islands      MSI - 100% ownership
Ltd.                                                           interest - 50,000 shares
-------------------------------------- ----------------------- ---------------------------------------
Eastern Mining Services Limited                Russia          MSI Russia owns 50%
-------------------------------------- ----------------------- ---------------------------------------
Central Asia Chemicals Limited             Cayman Islands      MSI - 2 shares or 100%
                                                               ownership interest
-------------------------------------- ----------------------- ---------------------------------------

-------------------------------------- ----------------------- ---------------------------------------
Cayman Mining Services Limited                                 MSI - 10,000 shares or 50% ownership
                                                               interest
                                           Cayman Islands
                                                               Norsk Hydro - 10,000 shares or 50%
                                                               ownership interest
-------------------------------------- ----------------------- ---------------------------------------
Suministros y Servicios Mineros de                             CMS - 99.999% ownership interest
Colombia Ltda.                                Colombia         Reidar Ostbye - .001% ownership
                                                               interest
-------------------------------------- ----------------------- ---------------------------------------
Mining Capital Resources Ltd.              Cayman Islands      CMS - 100% ownership interest or
                                                               50,000 shares
-------------------------------------- ----------------------- ---------------------------------------
O'Brien Design Associates L.L.C.              Delaware             MSI - 100% ownership interest
-------------------------------------- ----------------------- ---------------------------------------

Exhibit (a)(5)(ix)

                    MINING SERVICES INTERNATIONAL CORPORATION
                        ANNOUNCES CLOSING OF TRANSACTION


SALT LAKE CITY--NOVEMBER 16, 2001, Mining Services International Corporation (Nasdaq/NMS: MSIX) announced today that it had closed the sale of substantially all of the assets, subsidiaries and certain joint venture interests of the Company's explosives business to Union Espanola de Explosivos S.A. ("UEE") and its subsidiaries in exchange for a cash payment of $6.35 million and the assumption by UEE of essentially all liabilities associated with the explosives business. The Company will also lease the office building that it owns in Salt Lake City, Utah to UEE. The sale was approved by shareholders of Mining Services International Corporation at a meeting held November 8, 2001. The shareholders also approved the change of the company name from Mining Services International Corporation to Nevada Chemicals Inc.

The Company will continue with ongoing operations through its joint venture, Cyanco, with Degussa Corporation that produces and sells sodium cyanide to the gold mining industry in the Western United States. The Company will also hold its interest in its West Africa Chemicals joint venture that operates in Ghana, Africa, with the Company's joint venture partner there, Bulk Mining Explosives of South Africa. The proceeds of the sale will be placed in short term financial instruments until the board of directors determines the appropriate application of the funds.

The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Readers and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, subsequent changes in previous metal prices, changes in the mining and construction industries in general, changes in the competitive, regulatory, political, and technological environments in which the Company operates, and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.